UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TREMISIS ENERGY ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

894727 10 6

(CUSIP Number)

with a copy to:

Lawrence S. Coben 1775 Broadway Suite 604 New York, New York 10019	David Alan Miller, Esq. Graubard Miller 405 Lexington Avenue New York, New York 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Lawrence S. Coben I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,008,334
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

1,008,334
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	A “group” has been formed solely for the purposes of the transaction described in the second paragraph of Item 3 and in Item 4(a).

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Isaac Kier I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

183,334
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

183,334
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	A “group” has been formed solely for the purposes of the transaction described in the second paragraph of Item 3 and in Item 4(a).

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Jon Schotz I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

91,666
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

91,666
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	A “group” has been formed solely for the purposes of the transaction described in the second paragraph of Item 3 and in Item 4(a).

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 5 of 10 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) restates in its entirety the Schedule 13D filed by Lawrence S. Coben (“Coben”) with respect to ownership of the common stock of Tremisis Energy Acquisition Corporation, a Delaware corporation (the “Issuer”).

This Amendment No. 1 also includes information relating to Isaac Kier, Secretary and director of the Issuer (“Kier”) and Jon Schotz, director of Issuer (“Schotz”), as a result of the transaction described in the second paragraph of Item 3 and in Item 4(a) below. Coben, Kier and Schotz are hereinafter referred to collectively as the “Directors” and individually as a “Director.”

The percentages of beneficial ownership reflected in this Amendment No. 1 are based upon 7,700,000 shares outstanding as of December 31, 2005 as set forth in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 1775 Broadway, Suite 604, New York, New York 10019.

Item 2. Identity and Background.

This Statement is being filed by the Directors. The business address of Coben and Kier is 1775 Broadway, Suite 604, New York, New York 10019. Coben has been the Chairman of the Board and Chief Executive Officer of the Issuer and Kier has been Secretary and Director of the Issuer since its inception. The business address of Schotz is c/o Saybrook Capital, LLC, 401 Wilshire Boulevard, Suite 850, Santa Monica, California 90401. Schotz has been a Director of the Issuer since its inception.

During the past five years, none of the Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Director is a citizen of the United States.

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

In February 2004, in connection with the Issuer’s formation, each of Coben, Kier and Schotz purchased 550,000, 100,000 and 50,000 shares of Common Stock, respectively, at a purchase price of approximately $0.033 per share. Each of the individuals used his personal funds to purchase such shares at that time. In March 2004, the Issuer’s board of directors authorized a 1.1666666-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.029 per share. In April 2004, the Issuer’s board of directors authorized a 1.1428571-to-one forward stock split of the Common Stock and a 1.3750-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.018 per share. As a result of the foregoing stock splits, the number of shares held by Coben, Kier and Schotz was increased to 1,008,334, 183,334 and 91,666 shares of Common Stock, respectively, hereinafter referred to as the “Shares”).

In March 2006, the Directors entered into a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to such plan, the Directors have agreed to purchase an aggregate of 75,000 shares of the Issuer’s Common Stock at prices less than or equal to $5.55 per share and 1,000,000 warrants (“Warrants”), each Warrant to purchase one share of Common Stock, at prices less than or equal to $1.00 per Warrant; provided that such purchases will be made in compliance with Rule 10b-18 promulgated under the Act and will cease upon consummation of the Merger described in Item 4(b). Accordingly, if the maximum number of shares of Common Stock and Warrants are purchased, each Director will have purchased 25,000 shares of Common Stock and approximately 333,333 Warrants.

Item 4. Purpose of Transaction

The Directors acquired the Shares for investment purposes.

(a) Each of the Directors may acquire additional securities from time to time in the open market or in private transactions. In March 2006, the Directors entered into a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Act. Pursuant to such plan, the Directors have agreed to purchase an aggregate of 75,000 shares of the Issuer’s Common Stock at prices less than or equal to $5.55 per share and 1,000,000 Warrants at prices less than or equal to $1.00 per Warrant; provided that such purchases will be made in compliance with Rule 10b-18 promulgated under the Act and will cease upon consummation of the Merger described in Item 4(b). Accordingly, if the maximum number of shares of Common Stock and Warrants are purchased, each Director will have purchased 25,000 shares of Common Stock and approximately 333,333 Warrants. Additionally, Kier and Schotz hold Warrants to purchase 430,000 and 150,000 shares of the Issuer’s Common Stock, respectively. The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 7 of 10 Pages

(b) On October 20, 2005, the Issuer signed the Merger Agreement, which was amended on November 11, 2005 and February 15, 2006. Pursuant to the Merger Agreement, Acquisition Sub will merge (the “Merger”) with and into RAM, with RAM surviving the merger. RAM will thereafter continue as a wholly owned subsidiary of the Issuer. Under the terms of the Merger Agreement, the holders of outstanding RAM securities will receive, in exchange for such securities, an aggregate of $30,000,000 cash and approximately 25,600,000 shares of the Issuer’s Common Stock. Twelve and one-half percent of the Issuer’s Common Stock to be issued to RAM stockholders will be placed in escrow to provide the sole remedy for the Issuer’s indemnity rights under the Merger Agreement.

Pursuant to Letter Agreement, dated March 3, 2004, between the Issuer, EarlyBirdCapital, Inc. and each of the Directors, when the Issuer seeks stockholder approval of the transactions contemplated by the Merger Agreement, each Director has agreed to vote the Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer’s initial public offering. Additionally, in connection with the Merger Agreement, the stockholders of RAM and certain of the stockholders of the Issuer, including Coben, have entered into a voting agreement (“Voting Agreement”). Pursuant to the Voting Agreement, the Issuer’s Board of Directors will be increased to five members, of whom four will be designees of the RAM stockholders and one will be a designee of Coben and Kier. Additionally, Coben and Kier have agreed to vote in favor of the election or re-election of the designees of the RAM stockholders following the Merger through the election of directors to be held at the Issuer’s annual meeting in 2008.

The Merger is expected to be consummated during the second quarter of 2006, after the required approval by the Issuer’s stockholders and the fulfillment of certain other closing conditions.

At the date of this Statement, none of the Directors, except as set forth in this Statement, the Merger Agreement and Voting Agreement discussed in this Item 4, and consistent with each of the Director’s position with the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 8 of 10 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Coben beneficially owns 1,008,334 Shares of the Issuer’s Common Stock. Coben has sole dispositive power over the Shares. Coben beneficially owns 13.1% of the Issuer’s outstanding shares of Common Stock.

Kier beneficially owns 183,334 Shares of the Issuer’s Common Stock. Kier has sole dispositive power over the Shares. Kier beneficially owns 2.4% of the Issuer’s outstanding shares of Common Stock. Does not include 430,000 shares of Common Stock issuable upon exercise of Warrants that are not currently exercisable and may not become exercisable within 60 days.

Schotz beneficially owns 91,666 Shares of the Issuer’s Common Stock. Schotz has sole dispositive power over the Shares. Schotz beneficially owns 1.2% of the Issuer’s outstanding shares of Common Stock. Does not include 150,000 shares of Common Stock issuable upon exercise of Warrants that are not currently exercisable and may not become exercisable within 60 days.

No transactions in the Issuer’s securities by the Directors have been effected in the past 60 days.

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 9 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Merger Agreement, dated as of October 20, 2005, by and among the Issuer, RAM Energy Acquisition, Inc., RAM Energy, Inc. and the stockholders of RAM Energy, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated October 20, 2005 and filed with the SEC on October 26, 2005).

2.	Amendment to Merger Agreement, dated as of November 11, 2005, among the Issuer RAM Energy Acquisition, Inc., RAM Energy, Inc. and the stockholders of RAM Energy, Inc. (incorporated by reference from Exhibit 10.11 of the Issuer’s Amendment No. 1 to Current Report on Form 8-K dated November 14, 2006).

3.	Amendment to Merger Agreement, dated as of November 11, 2005, among the Issuer RAM Energy Acquisition, Inc., RAM Energy, Inc. and the stockholders of RAM Energy, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer’s Amendment No. 1 to Current Report on Form 8-K dated February 21, 2006).

4.	Voting Agreement, dated as of October 20, 2005, among the Issuer, the stockholders of RAM Energy, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K dated October 20, 2005 and filed with the SEC on October 26, 2005).

5.	Joint Filing Agreement, dated as of March 20, 2006, among the Directors.

SCHEDULE 13D

CUSIP No. 894727 10 6	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2006

/s/ Lawrence S. Coben
Lawrence S. Coben

/s/ Isaac Kier
Isaac Kier

/s/ Jon Schotz
Jon Schotz

EXHIBIT 1

JOINT FILING AGREEMENT

AGREEMENT dated as of March 20, 2006, between Lawrence S. Coben, Isaac Kier and Jon Schotz (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.0001 par value per share, of Tremisis Energy Acquisition Corporation (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: March 20, 2006

/s/ Lawrence S. Coben
Lawrence S. Coben

/s/ Isaac Kier
Isaac Kier

/s/ Jon Schotz
Jon Schotz